Exhibit 99.1

This business combination share transfer involves the securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

[Translation]
February 18, 2011
For Immediate Release

Company Name: Olympus Corporation
Name of Representative: Tsuyoshi Kikukawa,
Representative Director and President
(Stock Code: 7733, First Section of the Tokyo Stock
Exchange)
Direct your queries to: Akihiro Nambu, General
Manager of Public Relations and Investor
Relations
(Tel: 03-3340-2111)

Company Name: ITX Corporation
Name of Representative: Masaya Ogiwara,
Representative Director and President
(Stock Code: 2725, JASDAQ)
Direct your queries to: Shoichi Hanzawa, Director
(Tel: 03-3574-3888)

Announcement of Making
ITX Corporation a Wholly Owned Subsidiary of Olympus Corporation Through Share Exchange

Olympus Corporation (“Olympus”) and ITX Corporation (“ITX”) hereby announce that both companies resolved at their respective meetings of their boards of directors held on February 18, 2011 to conduct a share exchange whereby Olympus will become the wholly owning parent company of ITX and ITX will become a wholly owned subsidiary of Olympus (the “Share Exchange”) and executed a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange will be conducted as a simplified share exchange under Article 796, Paragraph 3, of the Companies Law (Law No. 86 of 2005, as amended; the “Companies Law”), which does not require approval by the general meeting of shareholders of Olympus, and as an informal share exchange under Article 784, Paragraph 1, of the Companies Law, which does not require approval by the general meeting of shareholders of ITX.

ITX shares will be delisted on March 17, 2011 (the final trading date will be March 16, 2011) before the effective date of the Share Exchange (March 23, 2011 (tentative)).

1.	Purpose of Share Exchange and Making ITX a Wholly Owned Subsidiary
As described in the press release titled “Announcement of Commencement of Tender Offer for Shares in ITX Corporation, Subsidiary of Olympus Corporation” dated November 5, 2011 (the “TOB Press Release”), Olympus implemented a tender offer (the “Tender Offer”) for all of the shares issued by ITX (other than the ITX shares that are already held by Olympus) from November 11, 2010 to December 27, 2010 in order to make ITX a wholly owned subsidiary of Olympus.  As a result, as of February 18, 2011, Olympus holds 592,503 shares of common stock of ITX (Olympus’s ownership ratio of shares to 640,240 issued shares as of February 18, 2011 is 92.54% (rounded to two decimal places)).

As described in the TOB Press Release, Olympus intends to make ITX a wholly owned subsidiary of Olympus.  Because Olympus was unable to purchase all of the shares issued by ITX (other than the ITX shares that are already held by Olympus) through the Tender Offer, Olympus and ITX decided to make ITX a wholly owned subsidiary of Olympus through the Share Exchange.

Although it is already described in the TOB Press Release and ITX’s press release titled “Announcement Concerning Expression of an Opinion in Favor of the Tender Offer for Shares of the Company by Olympus Corporation, the Controlling Shareholder of the Company and Recommendation for Tender Offer” dated November 5, 2010, the specific purpose for which Olympus makes ITX its wholly owned subsidiary is as follows.

In all Olympus’s business operations, Olympus strives to play an integral role in society, sharing its values and working to create new value to help people around the world have healthier and more fulfilling lives.  This is the essence of the Olympus management philosophy of “Social IN”.  Based on this philosophy, Olympus strives to enhance the corporate value of the Olympus Group (Olympus and its affiliates; the same applies hereafter) by continuing to create new values that society truly needs and providing those values in a timely manner.  With that management philosophy, in ten years Olympus will mark its 100th anniversary.

In May, 2010, the Olympus Group announced the Centenary Vision focusing on shaping the Olympus Group’s identity as of its 100th anniversary in 2019, established the 2010 Corporate Strategic Plan for the first five-year period, and is striving as an entire group to achieve revenue of 1,500 billion yen and operating income of 150 billion yen in fiscal 2014, which is the last fiscal year for the 2010 Corporate Strategic Plan.  The slogan for the 2010 Corporate Strategic Plan will be “Advancing to the Next Stage of Globalization.”  More specifically, Olympus aims to accelerate its transformation into a more globally competitive company, to continue to strengthen its business presence in the emerging markets, and to maximize its corporate value.  As part of its efforts to achieve that goal, with respect to the information and telecommunication related business and new business, Olympus aims to concentrate ITX’s management resources in the information and telecommunication business to strengthen ITX’s competitiveness in that business field as well as to integrate the new business activities of ITX and Olympus and accelerate the creation of new business.

When it comes to its relationship with ITX, Olympus has been participating in capital investment in ITX since April 2000 as one of its major shareholders and aspiring to coordinate with ITX as a strategic partner for the purpose of strengthening existing business and creating and developing innovative and unique new business.  Olympus made ITX its consolidated subsidiary through a tender offer for shares in ITX in September 2004, and since then Olympus has shared the abovementioned fundamental philosophy with ITX and endeavored to steadily create new business and strengthen the existing business as a group company.

ITX has made efforts to maximize the corporate value of ITX and, in turn, the Olympus Group by strengthening revenue sources by concentrating management resources and by strengthening financial conditions by withdrawing from unprofitable business as a means of corporate management reform ever since December 2008, and it has showed solid results.  Especially in the information and telecommunications services business, primarily sales of mobile phones, which is considered ITX’s core business, the market share of ITX has significantly increased as a result of M&A and other measures to expand its distribution channels, and its revenue sources have been strengthened and expanded.  In addition to the contribution to the Olympus Group with its successful performance, ITX has played the central role in the information and telecommunication business of the Olympus Group and has acted as an engine for generating new business.  Further, ITX and Olympus jointly incorporated Olympus Business Creation Corporation in July 2010 for the purpose of integrating the new business activities of ITX group and the Olympus Group, which further strengthened and accelerated the creation of new business.  Through these measures, ITX is currently concentrating its management resources in the information telecommunication business and endeavors to further improve its profitability and create original value-added services in that business.

On the other hand, the environment surrounding Olympus has been changing drastically and rapidly.  While opportunities for business expansion have arisen as a result of the rapid growth of emerging markets and the expansion of medical related business because of the aging society phenomenon and increased expectations for minimally invasive medical care, the competition is becoming even more intense because of the existence of multiple companies in Japan, America, Europe, Asia and emerging countries whose sales in the medical related business and consumer business amounts to trillions of yen and because of continued M&A activity and entry from other industries in recent years.

Turning to the business environment surrounding ITX, the mobile phone and other mobile communication markets in Japan has matured, with the total subscription for mobile phones now exceeding 110 million and 90% of the population now having a subscription for a mobile phone.  On the other hand, the explosive growth of the iPhone and the increase of Android devices have caused rapid expansion of the market for smartphones (multi-function communication devices), and the mobile communications market has reached a new stage with drastic changes.  NTT DOCOMO, INC. commenced commercial use of LTE (Long Term Evolution), the new generation of mobile telecommunication networks, in December 2010, which will enable faster and higher capacities of mobile data communications.  Further, with the Ministry of Internal Affairs and Communications’ recently formulated policy to unlock SIM cards and NTT DOCOMO’s announcement that it will work with that policy, the existing mobile phone marketing structure is set to change dramatically.

This business environment, entering as it is a new stage, represents a big business opportunity for ITX.  Olympus believes that in order to surely seize the opportunity it is essential to solidify the position of major distributors of ITX by further expanding market share, and to enhance ITX’s original value-added services by improving the functions of distributors and further strengthening its solutions business so that it can deal with or respond to the opening up of devices, the rise in importance of applications and services, and the diversity of users’ needs that will result from the expansion of smartphones, the commencement of use of LTE, and the unlocking of SIM cards of mobile phones.  In addition, Olympus recognizes it is difficult to seize the opportunity and surely grow with the existing decision making process and services that are insufficient to respond to the aforementioned business environment.  Olympus therefore believes it is an urgent and important issue for the Olympus Group to establish a flexible organization to accelerate the implementation of strategies and to comprehensively develop the business as the Olympus Group by taking into account Olympus’s brand capability, credibility and other management resources.

In light of this situation, Olympus and ITX have consulted and considered the various measures to further enhance the corporate value of the Olympus Group since around September 2010.  We have concluded that the best measure to stabilize the management base of ITX and realize further growth of ITX and, in turn, to maximize the corporate value of ITX and the Olympus Group is for Olympus and ITX to establish a closer cooperative relationship under which ITX can make the best use of Olympus’s brand capability, credibility, and other management resources, and for ITX to establish an organization that can work flexibly and promptly, by making ITX a wholly owned subsidiary of Olympus through the Tender Offer and the Share Exchange.

2.	Outline of Share Exchange
(1)	Schedule of Share Exchange
Date on which Execution of Share Exchange Agreement is Resolved at Meeting of Board of Directors (Olympus and ITX)	February 18, 2011
Execution Date of Share Exchange Agreement (Olympus and ITX)	February 18, 2011
Last Trading Date (ITX)	March 16, 2011 (tentative)
Delisting Date (ITX)	March 17, 2011 (tentative)
Tentative Share Exchange Date (Effective Date)	March 23, 2011
Note 1:
The Share Exchange will be conducted as a simplified share exchange under Article 796, Paragraph 3, of the Companies Law, which does not require approval by the general meeting of shareholders of Olympus, and as an informal share exchange under Article 784, Paragraph 1, of the Companies Law, which does not require approval by the general meeting of shareholders of ITX.

Note 2:	The scheduled Share Exchange Date (effective date) may be changed by agreement between Olympus and ITX.

(2)	Method of Share Exchange
Olympus will become ITX’s wholly owning parent company and ITX will become Olympus’s wholly owned subsidiary upon the Share Exchange.  The Share Exchange will be conducted as a simplified share exchange under Article 796, Paragraph 3, of the Companies Law, which does not require approval by the general meeting of shareholders of Olympus, and as an informal share exchange under Article 784, Paragraph 1, of the Companies Law, which does not require approval by the general meeting of shareholders of ITX.

(3)	Details of Allotment with respect to Share Exchange
Company Name	Olympus Corporation (Wholly Owning Parent Company upon Share Exchange)	ITX Corporation (Wholly Owned Subsidiary upon Share Exchange)
Allotment Ratio in Share Exchange	1	25
Number of Shares to be Delivered in Share Exchange	Common stock: 1,193,425 shares (tentative)
Note 1:
Share Allotment Ratio
Olympus will allot 25 shares of Olympus per share of ITX.  However, the ITX shares that are held by Olympus (592,503 shares as of February 18, 2011) are not subject to the allotment in the Share Exchange.

Note 2:
Number of Shares to be Delivered in Share Exchange
Upon the Share Exchange, Olympus will deliver to those persons (other than Olympus) who are ITX shareholders as of immediately before Olympus acquires all of the ITX shares (other than the shares already held by Olympus) in the Share Exchange (the “Base Time”) the number of Olympus shares calculated by multiplying the total number of ITX shares held by the relevant shareholder by 25, in exchange for the ITX shares held by the shareholder.  ITX will cancel all of its shares of treasury stock held by ITX by the Base Time (including any treasury stock acquired as a result of a demand to purchase shares by any dissenting shareholders in accordance with Article 785, Paragraph 1, of the Companies Law exercised with respect to the Share Exchange) at the Base Time in accordance with a resolution of a meeting of its board of directors to be held on or before the day the Share Exchange comes into force.
In addition, Olympus plans to use its treasury stock for all of the shares to be delivered and plans not to issue new shares for allotment in the Share Exchange.  The number of shares to be delivered by Olympus may be changed due to cancellation of ITX’s treasury stock or any other reason.

Note 3:
Handling of Shares Less Than One Unit
Shareholders who come to hold shares less than unit of Olympus shares as a result of the Share Exchange may take the following procedures with respect to the Olympus shares.  The shares less than one unit cannot be sold on a financial instruments exchange market.

·	Purchase of Shares Less Than One Unit by Olympus (Sale of Shares Less Than One Unit by Shareholder)

A shareholder who holds shares less than one unit of Olympus shares may demand that Olympus purchase the shares less than one unit held by the shareholder in accordance with Article 192, Paragraph 1, of the Companies Law.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon Share Exchange
Not applicable

3.	Grounds for Calculation of Allotment Ratio in Share Exchange
(1)	Basis of Calculation
To ensure the fairness and appropriateness of the share allotment ratio described in 2.(3) “Details of Allotment with respect to Share Exchange” above (the “Share Exchange Ratio”), Olympus and ITX decided to separately engage independent third-party calculation agents to calculate the share exchange ratio, and Olympus appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as its third-party calculation agent, and ITX appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) as its third-party calculation agent.

Nomura Securities calculated the share exchange ratio for Olympus based on the average market price method (taking various conditions into account, it set the base date as February 17, 2011 (calculation base date) and calculated the average price of the Olympus shares quoted on the first section of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) based on the closing price on the base date, the average closing price of the one-week period from February 14, 2011 to the base date, the average closing price of the one-month period from January 18, 2011 to the base date, and the average closing price of the three-month period from November 18, 2010 to the base date), because Olympus is a company listed on a financial instruments exchange market and the market price of Olympus shares is available.

Nomura Securities calculated the share exchange ratio for ITX based on (a) the average market price method (taking various conditions into account, it set the base date as February 17, 2011 (calculation base date) and calculated the average price of the ITX shares quoted on JASDAQ, a market established by Osaka Securities Exchange Co., Ltd. (“JASDAQ”), based on the closing price on the base date, the average closing price of the one-week period from February 14, 2011 to the base date, the average closing price of the one-month period from January 18, 2011 to the base date, and the average closing price of the three-month period from November 18, 2010 to the base date), because ITX is a company listed on a financial instruments exchange market and the market price of ITX shares is available, (b) the comparable companies method, because there are multiple listed companies that are similar to and comparable with ITX and it is therefore possible to infer ITX’s share value based on that method, and (c) the DCF (discounted cash flow) method, which reflects the state of future business activities in the valuation.

The share exchange ratio where the share value for one Olympus share is 1 falls within the following valuation ranges.
Calculation Method	Calculated Share Exchange Ratio
Average market price method	23.81～24.57
Comparable companies method	8.92～17.07
DCF method	20.88～29.01

Mizuho Securities investigated the share exchange ratio for ITX based on the purchase price in the Tender Offer on the assumption that no event could materially affect the stock price occurred after calculating the purchase price int the Tender Offer and before calculating the share exchange ratio.  Sepcifically, Mizuho Securities calculated the share exchange ratio for ITX based on (a) the average market price method (taking various conditions into account, it set the base date as February 17, 2011 (calculation base date) and calculated the average price of the ITX shares quoted on JASDAQ based on the closing price on the base date, the average closing price of the four business days starting on February 14, the average closing price of the one-month period from January 18, 2011 to the base date, the average closing price of the period from December 29, 2010, the business day following the day of the announcement of the results of the Tender Offer, to the base date, and the average closing price of the three-month period from November 18, 2010 to the base date), because ITX is a company listed on a financial instruments exchange market and the market price of ITX shares is available, (b) the comparable companies method, because there are multiple listed companies that are similar to and comparable with ITX and it is therefore possible to infer ITX’s share value, and (c) the DCF method, which reflects the state of future business activities in the valuation.

Mizuho Securities calculated the share exchange ratio for Olympus based on the average market price method (taking various conditions into account, it set the base date as February 17, 2011 (calculation base date) and calculated the average price of the Olympus shares quoted on the first section of the Tokyo Stock Exchange based on the closing price on the base date, the average closing price of the four business days starting on February 14, the average closing price of the one-month period from January 18, 2011 to the base date, the average closing price of the period from December 29, 2010, the business day following the day of the announcement of the results of the Tender Offer, to the base date, and the average closing price of the three-month period from November 18, 2010 to the base date).

The share exchange ratio where the share value for one Olympus share is 1 falls within the following valuation ranges.
Calculation Method	Calculated Share Exchange Ratio
Average market price method	23.81～24.52
Comparable companies method	16.50～17.64
DCF method	22.28～26.85

(2)	Background to Calculation
Olympus and ITX carefully reviewed the share exchange ratio calculated by their respective third-party calculation agents, considered the various conditions and the result of the Tender Offer conducted prior to the Share Exchange, the market price of Olympus shares, and various other factors, and they negotiated and consulted each other about the valuation of ITX shares based on the price equivalent to the purchase price in the Tender Offer.  As a result, Olympus and ITX determined that the Share Exchange Ratio is appropriate and is not prejudicial to shareholders of either company and executed the Share Exchange Agreement under which the Share Exchange is to be conducted at the Share Exchange Ratio, in accordance with resolutions of meetings of the boards of directors of both Olympus and ITX held February 18, 2011.

Olympus and ITX might change the Share Exchange Ratio upon mutual consultation if there is a material change in any of the conditions that form the basis of calculations in accordance with the Share Exchange Agreement.

(3)	Relationship with Calculation Agent
Both Nomura Securities, Olympus’s third-party calculation agent, and Mizuho Securities, ITX’s third-party calculation agent, are independent from Olympus and ITX, are not a related party thereof, and do not have any material interest with respect to the Share Exchange that should be described.

(4)	Expectation of and Reasons for Delisting
Upon the Share Exchange, ITX will become a wholly owned subsidiary of Olympus as of the Effective Date (March 23, 2011 (tentative)), and ITX shares will be delisted on March 17, 2011 (the final trading date will be March 16, 2011).  The ITX shares will not be able to be traded on JASDAQ after delisting.

Even after ITX shares are delisted, the Olympus shares to be allotted to ITX shareholders upon the Share Exchange will remain quoted on the Tokyo Stock Exchange and will be tradable on a financial instruments exchange market even after the Effective Date of the Share Exchange.  We therefore believe that the liquidity of the shares will be ensured for shareholders who hold 4 or more shares of ITX and will receive 100 or more Olympus shares (the number of shares that constitutes one unit of Olympus shares is 100 shares) upon the Share Exchange.

Alternatively, any shareholders who hold less than 4 shares of ITX will receive less than 100 Olympus shares (the number of shares that constitutes one unit of Olympus shares).  Shares less than one unit cannot be sold on a financial instruments exchange market, but any shareholder who comes to hold shares less than one unit of Olympus shares may demand that Olympus purchase the shares less than one unit held by the shareholder.

(5)	Measures to Ensure Fairness
As Olympus already held 92.54% of the issued shares of ITX, Olympus and ITX requested their respective independent third-party calculation agents to calculate the share exchange ratio and obtained their calculation results in order to ensure the fairness of the share exchange ratio in the Share Exchange as described in (1) “Basis of Calculation” above.  Olympus and ITX considered, negotiated, and consulted on the Share Exchange Ratio with each other, referring to the calculation results, and decided to conduct the Share Exchange at the Share Exchange Ratio that they consequently agreed on.  Neither Olympus nor ITX has obtained any opinion from a third-party calculation agent regarding the fairness of the share exchange ratio (so called “fairness opinion”).

(6)	Measures to Avoid Conflicts of Interest
In order to ensure the fairness and appropriateness of the decision making by the board of directors of ITX, ITX has obtained legal advice from TMI Associates, which is independent from Olympus and ITX, with respect to the method and process of the decision making by ITX.

ITX requested Hiroshi Tomomori, who, as both an outside director and independent director, has no interest in Olympus, which is a controlling shareholder of ITX, around January 2011 to consider in accordance with the regulations set out by Osaka Securities Exchange Co., Ltd. whether or not the decision by a listed company (ITX) or its subsidiary harms minority shareholders.  ITX obtained from Mr. Tomomori an opinion dated February 18, 2011 (the “Opinion”) addressed to the board of directors of ITX that ITX’s decision on the Share Exchange is not deemed to harm minority shareholders of ITX in light of such facts as that the purpose of the Share Exchange is lawful, the negotiation process regarding the Share Exchange is fair, the Share Exchange Ratio can be considered fair, and other measures to ensure the fairness of the Share Exchange are appropriate.

ITX has carefully considered the various conditions of the Share Exchange, taking into account the details of the calculation result of share exchange ratio obtained from Mizuho Securities, legal advice obtained from TMI Associates, and the Opinion.  As a result, ITX decided that the Share Exchange will contribute to maximizing the corporate value of ITX and that the Share Exchange Ratio and other conditions of the Share Exchange are reasonable.  The board of directors of ITX approved the Share Exchange at its meeting held on February 18, 2011.  At the board meeting, Hisashi Mori and Hironobu Kawamata, who concurrently hold the office of directors of Olympus, did not participate in discussion or vote in order to avoid any conflicts of interest.  Further, as Makoto Nakatsuka, a representative director of ITX, is an executive officer of Olympus, ITX carefully held the meeting of its board of directors so that Nakatsuka, Mori and Kawamata did not attend prior to the aforementioned board meeting for the avoidance of doubt of conflicts of interest.  The board of directors so held approved the Share Exchange.  From the abovementioned point of view, Hisashi Mori, Hironobu Kawamata and Makoto Nakatsuka did not participate in any discussion or vote with respect to the Share Exchange at ITX, nor did they discuss or negotiate with Olympus as persons representing ITX.  From the same point of view, Junichi Hayashi, a corporate auditor of ITX who concurrently holds the office of director of Olympus, and Nobuyuki Onishi, a corporate auditor of ITX who is an employee of Olympus, did not participate in the discussion at the board meeting of ITX in connection with the Share Exchange, including the vote for approval of the Share Exchange.  All of the directors and corporate auditors of ITX other than the directors not participating in discussion and voting and the corporate auditors not participating in discussion for the abovementioned reasons attended each of the abovementioned board meetings of ITX and passed its resolution with the unanimous consent of the directors present, including one outside director.  Two corporate auditors present, including one outside auditor, expressed that they had no objection to the approval of the Share Exchange by the board of directors of ITX.

4.	Outline of Parties to Share Exchange
		Wholly Owning Parent Company upon Share Exchange		Wholly Owned Subsidiary upon Share Exchange
(1)	Name	Olympus Corporation		ITX Corporation
(2)	Address	2-43-2 Hatagaya, Shibuya-ku, Tokyo		1-6-1 Higashishimbashi, Minato-ku, Tokyo
(3)	Name and Title of Representative	Tsuyoshi Kikukawa, Representative Director and President		Masaya Ogiwara, Representative Director and President
(4)	Description of Business	Manufacturing and sales of precision machines and instruments		Information and telecommunications services business based on telecommunications service business
(5)	Capital Amount	48,332 million yen		25,443 million yen
(6)	Date of Incorporation	October 12, 1919		May 16, 1986
(7)	Number of Issued Shares	271,283,608 shares		640,240 shares
(8)	End of Accounting Period	March 31		March 31
(9)	Number of Employees	35,831 (consolidated)		926 (consolidated)
(10)	Major Business Partners	Olympus America Inc. Olympus Europa Holding GmbH		NTT DOCOMO, Inc. KDDI Corporation Softbank Mobile Corp.
(11)	Main Banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Hachijuni Bank, Ltd. Mizuho Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd.
(12)	Major Shareholders and Shareholding Ratio	Nippon Life Insurance Company	8.26%	Olympus Corporation	82.06%

		The Master Trust Bank of Japan, Ltd. (Trust Account)	5.14%	FUNAI ELECTRIC CO., LTD.	5.93%

		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4.89%	Sumitomo Mitsui Banking Corporation	0.69%

		Japan Trustee Services Bank, Ltd. (Trust Account)	4.45%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	0.58%

		Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation Retirement Benefit Trust Account re-entrusted by Sumitomo Trust & Banking Co., Ltd.)	3.31%	Mizuho Bank, Ltd. (standing proxy: Trust & Custody Services Bank, Ltd.)	0.54%

(13)	Relationship between Olympus and ITX
	Capital relationship	Olympus holds 92.54% (three decimal place are rounded down.) of the issued shares of ITX as of February 18, 2011.
Personnel relationship
Olympus has dispatched 3 personnel (Hisashi Mori, Hironobu Kawamata, and Makoto Nakatsuka) as directors and 1 personnel (Nobuyuki Onishi) as corporate auditor of ITX.  An outside director of Olympus (Junichi Hayashi) concurrently serves as corporate auditor of ITX.

Business relationship
Olympus and ITX executed a joint venture agreement dated May 11, 2010 with respect to Olympus Business Creation Corporation, and a loan agreement dated July 26, 2010 with respect to loans of 25 billion yen advanced by ITX to Olympus.

	Status as a Related party	ITX is a consolidated subsidiary of Olympus, and therefore, ITX is a related party of Olympus.
(14)	Operational Results and Financial Status for Latest Three Years
	Olympus Corporation (consolidated)			ITX Corporation (consolidated)
Accounting Period	Accounting Period Ended in March 2008	Accounting Period Ended in March 2009	Accounting Period Ended in March 2010	Accounting Period Ended in March 2008	Accounting Period Ended in March 2009	Accounting Period Ended in March 2010
Consolidated Net Assets	367,876	168,784	216,891	39,080	31,957	33,514
Consolidated Total Assets	1,358,349	1,106,318	1,152,227	169,612	131,343	116,328
Consolidated Net Assets per Share (yen)	1,318.65	603.92	775.76	55,655.89	47,547.58	50,301.95
Consolidated Sales	1,128,875	980,803	883,086	323,139	251,738	237,109
Consolidated Operating Income	112,623	34,587	60,149	4,365	(108)	4,058
Consolidated Ordinary Income	93,085	18,390	45,115	3,202	(1,525)	2,625
Consolidated Net Income	57,969	(114,810)	47,763	1,622	(3,982)	1,509
Consolidated Net Income per Share (yen)	214.48	(428.83)	177.22	2,858.01	(6,219.78)	2,358.27
Dividend per Share (yen)	40.00	20.00	30.00	―	―	―
Note 1:	Unless otherwise specified, the information provided above is information current as of September 30, 2010.
Note 2:	Unless otherwise specified, the figures provided above are in units of million yen.

5.	Status after Share Exchange
Wholly Owning Parent Company upon Share Exchange
(1)	Name	Olympus Corporation
(2)	Address	2-43-2 Hatagaya, Shibuya-ku, Tokyo
(3)	Name and Title of Representative	Tsuyoshi Kikukawa, Representative Director and President
(4)	Description of Business	Manufacturing and sales of precision machines and instruments
(5)	Capital Amount	48,332 million yen
(6)	End of Accounting Period	March 31
(7)	Net Assets	Not yet finalized at this time.
(8)	Total Assets	Not yet finalized at this time.

6.	Outline of Accounting Disposition
It is anticipated that the Share Exchange will correspond to a transaction with minority shareholders within the category of transactions involving a party under common control among, and goodwill is anticipated to arise.  The amount of goodwill has not yet been determined.

7.	Future Outlook
Because ITX is already a consolidated subsidiary of Olympus, the Share Exchange will have a negligible influence on the performance of Olympus and ITX.

8.	Matters Regarding Transactions with Controlling Shareholder
Because Olympus holds 92.54% of the issued shares of ITX, the Share Exchange corresponds to a transaction by ITX with its controlling shareholder.

The status with respect to the Share Exchange’s conformity in relation to “Other Special Circumstances that Might Have Material Impact on Corporate Governance” described in the “Corporate Governance Report” that ITX disclosed on August 2, 2010 is as follows.

ITX ensured managerial independence by making decisions on material issues regarding management at meetings of its board of directors.

ITX obtained the Opinion stating that ITX’s decision to go ahead with the Share Exchange is believed not to disadvantage minority shareholders of ITX from Mr. Tomomori, who, as both an outside director and an independent director, has no interest in Olympus, which is a controlling shareholder of ITX, as described in 3.(5) “Measures to Ensure Fairness” and 3.(6) “Measures to Avoid Conflicts of Interest.”  ITX also made its decision to go ahead with the Share Exchange after taking measures to ensure fairness and avoid conflicts of interest.  ITX therefore believes that this process conforms with the description in the Corporate Governance Report.

ITX also stated its policy for transactions with a controlling shareholder in “Other Special Circumstances that Might Have Material Impact on Corporate Governance” of the Corporate Governance Report: “ITX reasonably makes decisions on a transaction with a controlling shareholder with reference to the terms and conditions of the agreement, the market, and other such factors, and it maintains the same fair and appropriate relationship as it does with its general business partners.”

End of Announcement

For Reference
Estimated Consolidated Performance of Current Accounting Period and Consolidated Performance of Previous Accounting Period

Olympus
(Estimated Consolidated Performance of Current Accounting Period Released on February 10, 2011)
(Unit: million yen)
	Sales	Operating Income	Ordinary Income	Net Income
Estimated Performance of Account Period Ending in March 2011	865,000	48,000	39,000	14,000
Performance of Account Period Ended in March 2010	883,086	60,149	45,115	47,763

ITX
(Estimated Consolidated Performance of Current Accounting Period Released on October 28, 2010)
(Unit: million yen)
	Sales	Operating Income	Ordinary Income	Net Income
Estimated Performance of Account Period Ending in March 2011	218,000	4,200	3,400	2,700
Performance of Account Period Ended in March 2010	237,109	4,058	2,625	1,509